Table of Contents

TESSERACT ADVISORY GROUP

Independent Accountant's Review Report

Phil Martie
Nicolette, Inc.
100 W. Broadway, Suite 3000
Long Beach, California 90802

We have reviewed the accompanying financial statements of Nicolette, Inc. (the company), which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation

of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Philip Debaugh, CPA
OWINGS MILLS, MD
September 8, 2021

Nicolette, Inc.

Balance Sheet

As of December 31, 2020 and 2019

	2020	2019
	$	$
Assets		
Current Assets		
Cash and cash equivalents	1,100	5,009
Total Current Assets	1,100	5,009
Intangible assets, net of accumulated amortization of $160,109 and $158,163 for 2020 and 2019, respectively	18,553	20,499
Total Assets	19,653	25,508
Liabilities & Stockholders' Equity		
Liabilities		
Current Liabilities		
Current maturities of PPP Loan	15,313	-
Total Current Liabilities	15,313	-
Long-term debt, net of debt issuance costs of $_3,548_ and $_1,939_ for 2020 and 2019, respectively	467,599	213,162
Total Liabilities	482,912	213,162
Stockholders' Equity		
Total Nicolette, Inc. Stockholders' Equity		
Total Preferred stock, $0.0001 par value; 4,875,764 shares authorized; 3,232,545 shares issued and outstanding	324	324
Common stock, $0.0001 par value; 15,000,000 shares authorized; 9,589,361 shares issued; 9,589,361 and 9,589,361 shares outstanding for 2020 and 2019, respectively	991	991
Treasury Stock	(51)	(51)
Cost of Raising Capital	(47,653)	(47,653)
Additional paid-in capital	1,146,471	1,146,471
Retained earnings	(1,563,341)	(1,287,736)
Total Nicolette, Inc. Stockholders' Equity	(463,259)	(187,654)
Total Stockholders' Equity	(463,259)	(187,654)
Total Liabilities & Stockholders' Equity	19,653	25,508

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Nicolette, Inc.

Statement of Operations

For the years ended December 31, 2020 and 2019

	2020 $	2019 $
Revenues	25,000	-
Cost of Revenues	22,860	19,820
Gross Profit (Loss)	2,140	(19,820)
Operating Expenses		
Selling, general and administrative		
Salaries and wages, selling, general and administrative	81,231	91,385
Employee benefits, selling, general and administrative	22,914	19,931
Payroll taxes, selling, general and administrative	13,307	16,408
Advertising and promotion	-	7,867
Utilities	961	1,814
Rent	1,140	2,237
Repairs and maintenance	162	-
Legal and other professional fees and services	40,715	52,068
Travel, meals and entertainment	2,881	19,769
Insurance	10,209	2,692
Automobile	16	1,248
Office supplies	480	3,946
Communications and information technology	14,194	(3,178)
Charitable contributions and donations	-	95
Intangible amortization, selling general and administrative	1,946	1,946
Total Selling, general and administrative	190,156	218,228
Research and development		
Salaries and wages, research and development	86,470	98,185
Total Operating Expenses	276,626	316,413
Operating Income (Loss)	(274,486)	(336,233)
Other Income (Expense)		
Interest expense	(843)	(1,944)
Other income (expense)	1,000	23
Income (Loss) Before Provision (Benefit) for Income Taxes	(274,329)	(338,154)
Income tax expense (benefit)	1,275	1,907
Net Income (Loss)	(275,604)	(340,061)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Nicolette, Inc.

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2020 and 2019

	Common Stock Shares	Common Stock	Preferred Stock Shares	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Cost of Raising Capital	Treasury Stock	Total Stockholders' Equity
		$		$	$	$	$	$	$
Balance at January 1, 2019	9,589,361	991	3,232,545	324	1,146,471	(947,676)	(47,653)	(51)	152,406
Net income (loss)		-			-	(340,061)		-	(340,061)
Balance at December 31, 2019	9,589,361	991	3,232,545	324	1,146,471	(1,287,737)	(47,653)	(51)	(187,655)
Net income (loss)		-			-	(275,604)		-	(275,604)
Total	9,589,361	991	3,232,545	324	1,146,471	(1,563,341)	(47,653)	(51)	(463,259)

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Nicolette, Inc.

Statement of Cash Flows

For the years ended December 31, 2020 and 2019

	2020 $	2019 $
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(275,604)	(340,061)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	1,946	1,946
(Increase) decrease in operating assets, net of effects of businesses acquired	-	1,250
Net Cash Provided by (Used in) Operating Activities	(273,658)	(336,865)
Cash Flows from Financing Activities		
Proceeds from PPP Loan	22,970	-
Proceeds from debt issuance	246,779	171,921
Net Cash Provided by (Used in) Financing Activities	269,749	171,921
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(3,909)	(164,944)
Cash, cash equivalents, and restricted cash at beginning of year	5,009	169,953
Cash, Cash Equivalents, and Restricted Cash at End of Year	1,100	5,009

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Nicolette, Inc. (the company) is a technology company that develops software to empower patients and caregivers with data-driven health insights, education, and engagement tools to improve NICU outcomes. The Company's NicoBoard Software is marketed to health systems and insurance companies on a subscription basis.The Company was incorporated in Delaware on December 11, 2017.

b. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

c. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

d. Cash and cash equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

e. Computer software developed or obtained for internal use

The company capitalizes qualifying internal computer software costs incurred during the application development stage. Costs incurred in the preliminary project stage and post-implementation-operation stage, which includes maintenance and training costs, are expensed as incurred. For financial reporting purposes, capitalized software costs are amortizedby the straight-line method.The amount of costs capitalized within any period is dependent on the nature of software development activities and projects in each period.

f. Long-lived asset impairment

The company reviews its long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the company will record the asset at fair value and recognize an impairment loss innet income. There was no impairment of long-lived assets during the period from inception to December 31, 2020.

g. Income taxes

The company follows the liability method of accounting for income taxes. Under this method, future income tax liabilities and assets are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis. Future income tax liabilities and assets are measured using enacted tax rates. The effect on future income tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

h. Revenue recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives revenues from subscription fees for use of its software.

2. Intangible Assets

Intangible Assets, net of accumulated amortization, consists of the following:

Description	**2020** **$**	**2019** **$**
Nicolette.com Domain Name	16,575	18,275
Nicoboard Prototype & Alogrithm	1,978	2,224
Total	18,553	20,499

3. Long-term debt

a. Convertible Notes

The Company has entered into convertible note agreements totaling $463,490 as of December 31, 2020. The note agreements bear interest at 4% and have a maturity date of upon demand of the noteholders on or after December 9, 2022. The terms provide for conversion at the holders' election of the convertible note agreements into the Company's common stock if and upon a qualified equity financing event of $1,000,000 or greater. The number of shares of stock the convertible notes convert into is at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80 and (ii) the quotient resulting from dividing $7,500,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing.

b. PPP Loan

On 4/30/2020, the Company was granted a loan (the "Loan") from BSD Capital, LLC in the aggregate amount of $22,970, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020.

The Loan, which was in the form of a Note dated 5/6/2020 issued by the Borrower, matures on 5/5/2022, and bears interest at a rate of 1.00% per annum, payable monthly commencing on 5/6/2021. The Note may be prepaid by the Borrower at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

c. Long Term Debt Schedule

Long-term debt consists of the following:

	2020 $	2019 $
Convertible Notes, net of Debt Issuance Costs of $3,548 and $1,939 for 2020 and 2019, respectively	459,942	213,162
PPP Loan	22,970	
Total debt	482,912	213,162
Less: Current Portion of PPP Loan	(15,313)	
Long-term portion of debt	467,599	213,162

4. Stockholders' equity

a. Description of shares

Share capital comprises Common Stock and Preferred Stock shares having the following principal characteristics:

Common Stock: The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written consents in lieu of meetings).

Preferred Stock: On any matter presented to the stockholders for their action or consideration at any meeting of stockholders (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the

record date for determining stockholders entitled to vote on such matter.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), before any payment is made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders.

b. Number of shares issued and consideration

The Company has authorized 15,000,000 shares of $0.0001 par value common stock. As of December 31, 2020 and 2019, 9,589,361 and 9,589,361 shares of common stock were issued and outstanding, respectively.

The Company has authorized 4,875,764 shares of $0.0001 par value preferred stock. As of December 31, 2020 and 2019, 3,232,545 and 3,232,545 shares of preferred stock were issued and outstanding, respectively.

5. Subsequent Events

a. Crowdfunding Campaign

In 2021, the Company started a crowdfunding campaign on WeFunder under regulation CF to raise operating capital through the issuance of convertible notes. The targeted capital raise is $100,000.

b. PPP Loan Forgiveness

The Company's PPP Loan was officially forgiven on February 21, 2021.

c. Management Evaluation

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 8, 2021, the date these financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.